UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2017, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2017

Table of contents

1	UBS AG standalone financial statements (audited)

27	UBS AG standalone regulatory information

UBS AG standalone financial statements
(audited)

Income statement
		For the year ended
CHF million	Note	31.12.17	31.12.16
Interest and discount income		5,493	5,776
Interest and dividend income from trading portfolio		2,158	2,060
Interest and dividend income from financial investments		224	165
Interest expense		(6,386)	(6,251)
Gross interest income		1,489	1,749
Credit loss (expense) / recovery		(115)	(32)
Net interest income		1,374	1,717
Fee and commission income from securities and investment business and other fee and commission income		2,354	2,154
Credit-related fees and commissions		194	217
Fee and commission expense		(948)	(829)
Net fee and commission income		1,601	1,541
Net trading income	3	3,192	3,930
Net income from disposal of financial investments		85	117
Dividend income from investments in subsidiaries and other participations	4	1,261	3,041
Income from real estate holdings		580	563
Sundry ordinary income	5	2,690	4,740
Sundry ordinary expenses	5	(485)	(539)
Other income from ordinary activities		4,131	7,922
Total operating income		10,297	15,111
Personnel expenses	6	4,128	6,350
General and administrative expenses	7	4,553	5,073
Subtotal operating expenses		8,680	11,422
Impairment of investments in subsidiaries and other participations		267	1,099
Depreciation and impairment of property, equipment and software		652	700
Amortization and impairment of goodwill and other intangible assets		8	22
Changes in provisions and other allowances and losses		229	109
Total operating expenses		9,837	13,352
Operating profit		460	1,759
Extraordinary income	8	382	1,637
Extraordinary expenses	8	4	2
Tax expense / (benefit)	9	(70)	150
Net profit / (loss)		909	3,244

UBS AG standalone financial statements (audited)

Balance sheet
CHF million	Note	31.12.17	31.12.16

Assets
Cash and balances with central banks		36,514	40,778
Due from banks	23	40,978	40,700
of which: total loss-absorbing capacity eligible at significant regulated subsidiary level	2	12,301	5,362
Receivables from securities financing transactions	10, 23	61,358	59,778
of which: cash collateral on securities borrowed		9,906	6,561
of which: reverse repurchase agreements		51,452	53,217
Due from customers	11, 12, 23	129,550	103,880
Mortgage loans	11, 12	4,853	4,312
Trading portfolio assets	13	104,649	74,282
Positive replacement values	14	14,799	20,951
Financial investments	15	24,417	34,669
Accrued income and prepaid expenses		1,259	1,595
Investments in subsidiaries and other participations		47,962	48,262
Property, equipment and software		6,384	6,961
Goodwill and other intangible assets		6	13
Other assets	16	4,248	3,295
Total assets		476,977	439,476
of which: subordinated assets		5,348	6,851
of which: subject to mandatory conversion and / or debt waiver		3,013	4,521

Liabilities
Due to banks	23	29,161	32,781
Payables from securities financing transactions	10, 23	48,313	30,275
of which: cash collateral on securities lent		29,898	13,193
of which: repurchase agreements		18,416	17,082
Due to customers	23	151,144	152,690
of which: total loss-absorbing capacity eligible at UBS AG level	2	32,629	22,270
Trading portfolio liabilities	13	24,358	15,535
Negative replacement values	14	18,292	23,896
Financial liabilities designated at fair value	13, 19	51,171	51,806
Bonds issued		96,588	71,215
of which: total loss-absorbing capacity eligible at UBS AG level		8,851	12,003
Accrued expenses and deferred income		3,347	4,125
Other liabilities	16	3,558	4,113
Provisions	12	1,097	1,501
Total liabilities		427,030	387,937

Equity
Share capital	20	386	386
General reserve		35,649	38,149
of which: statutory capital reserve		35,649	38,149
of which: capital contribution reserve[1]		35,649	38,149
Voluntary earnings reserve		13,004	9,760
Net profit / (loss) for the period		909	3,244
Total equity		49,947	51,539
Total liabilities and equity		476,977	439,476
of which: subordinated liabilities		14,317	17,692
of which: subject to mandatory conversion and / or debt waiver		13,596	15,877

Balance sheet (continued)
CHF million	31.12.17	31.12.16

Off-balance sheet items
Contingent liabilities, gross	21,815	25,395
Sub-participations	(1,850)	(1,905)
Contingent liabilities, net	19,965	23,489
of which: guarantees to third parties related to subsidiaries	14,017	17,505
of which: credit guarantees and similar instruments	3,684	3,607
of which: performance guarantees and similar instruments	64	68
of which: documentary credits	2,200	2,310
Irrevocable commitments, gross	33,500	47,273
Sub-participations	(1,070)	(1,512)
Irrevocable commitments, net	32,430	45,761
of which: loan commitments	32,430	45,761
Forward starting transactions[2]	12,984	10,549
of which: reverse repurchase agreements	7,814	7,238
of which: securities borrowing agreements	23	36
of which: repurchase agreements	5,147	3,267
of which: securities lending agreements	0	8
Liabilities for calls on shares and other equity instruments	5	5

1 Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Administration and companies about the qualifying amounts of capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Administration has confirmed that UBS AG would be able to repay to shareholders CHF 23.0 billion of disclosed capital contribution reserve without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. The confirmation by the Swiss Tax Administration was dated 1 January 2016. This amount decreased by CHF 2.5 billion as of 31 December 2017 subsequent to distributions in 2017. The decision about the remaining amount has been deferred to a future point in time.    2 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Off-balance sheet items include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – Value added tax (VAT)

UBS AG is jointly and severally liable for the combined VAT liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantee – UBS Limited

UBS AG has issued a guarantee for the benefit of each counterparty of UBS Limited. Under this guarantee, UBS AG irrevocably and unconditionally guarantees each and every obligation that UBS Limited enters into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee.

Indemnities – UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into an agreement with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2017, the amount of such potential payment obligations could not be reliably estimated and the table above does therefore not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued on behalf of UBS Europe SE an indemnity in favor of this fund. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

Joint and several liability – UBS Switzerland AG

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations.

As of the asset transfer date, this joint liability amounted to approximately CHF 260 billion. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2017, the joint liability of UBS AG for contractual obligations of UBS Switzerland AG amounted to less than CHF 1 billion, unchanged from 31 December 2016. As of 31 December 2017, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

UBS AG standalone financial statements (audited)

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Statutory earnings reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2016	386	38,149	(4,480)	5,689	11,984	51,728
Dividends and other distributions			(3,434)			(3,434)
Net profit / (loss) appropriation			7,914	4,070	(11,984)	0
Net profit / (loss) for the period					3,244	3,244
Balance as of 31 December 2016	386	38,149	0	9,760	3,244	51,539

Balance as of 1 January 2017	386	38,149	0	9,760	3,244	51,539
Dividends and other distributions		(2,500)[1]				(2,500)
Net profit / (loss) appropriation				3,244	(3,244)	0
Net profit / (loss) for the period					909	909
Balance as of 31 December 2017	386	35,649	0	13,004	909	49,947

1 Reflects the payment of an ordinary cash dividend of CHF 2,250 million and the payment of a non-cash dividend of CHF 250 million, both out of the capital contribution reserve to UBS Group AG. Refer to Note 20a for more information on the non-cash dividend.

Statement of appropriation of retained earnings and proposed dividend distribution out of voluntary earnings reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 26 April 2018 approve an ordinary dividend distribution of CHF 3,065 million, consisting of the Net profit for the period of CHF 909 million and CHF 2,156 million out of the Voluntary earnings reserve.

Proposed appropriation of retained earnings

The Board of Directors proposes that the AGM on 26 April 2018 approve the following appropriation of retained earnings.

For the year ended
CHF million	31.12.17
Net profit for the period	909
Retained earnings carried forward	0
Total retained earnings available for appropriation	909

Appropriation of retained earnings
Dividend distribution	(909)
Retained earnings carried forward	0

Proposed dividend distribution out of voluntary earnings reserve

The Board of Directors proposes that the AGM on 26 April 2018 approve the following dividend distribution out of the Voluntary earnings reserve.

For the year ended
CHF million	31.12.17
Total voluntary earnings reserve before distribution	13,004
Dividend distribution	(2,156)
Total voluntary earnings reserve after distribution	10,848

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under art. 620ff. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

     UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all five UBS business divisions and Corporate Center. In the ordinary course of business, main contributors to the profitability of UBS AG are the Investment Bank, Wealth Management business booked outside of Switzerland and Corporate Center – Group Asset and Liability Management (Group ALM). The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Corporate Center – Group ALM and Wealth Management business booked outside of Switzerland as well as investments in subsidiaries and other participations in Corporate Center – Group ALM and fixed assets of Corporate Center – Services.

During 2017, shared services functions previously provided by UBS AG to subsidiaries and self-consumed in Switzerland, the UK and US were substantially transferred to Group service companies. UBS AG employed 10,551 personnel on a full-time equivalent basis as of 31 December 2017 compared with 20,062 personnel as of 31 December 2016.

→   Refer to Note 2b for more information

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS AG outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2017. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 36 to the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

→   Refer to the UBS Group AG and UBS AG Annual Report 2017 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2017.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 12 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2017 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of foreign branches are translated into Swiss francs at the closing exchange rate. Income and expense items of foreign branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 34 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2017 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Structured debt instruments

Structured debt instruments comprise structured debt instruments issued and transacted over-the-counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–     the structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–     the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise; and

–     changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

→   Refer to Note 19 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG and UBS Group Funding (Switzerland) AG in the form of loans that qualify as going concern additional tier 1 capital at the UBS AG consolidated and standalone levels and as gone concern loss-absorbing capacity at the UBS AG consolidated level. A portion of Group-internal funding obtained is further on-lent by UBS AG to certain subsidiaries in the form of loans.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS AG consolidated or standalone, or at the levels of significant regulated subsidiaries as defined for Pillar 3 disclosure purposes, the aggregate amounts of the respective obligations and claims are separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements, i.e., are subordinated and subject to mandatory conversion and / or debt waiver as explained below, the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS AG arising from Group-internal funding it has received are presented as Due to customers and measured at amortized cost. Claims of UBS AG from Group-internal funding it has provided are presented as Due from banks and Due from customers and measured at amortized cost less any allowance for credit losses. Further information on the assessment and recognition of credit losses of claims is provided in Note 1 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2017 for more information

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as  Impairment of investments in subsidiaries and other participations. Reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

Note 2  Accounting policies (continued)

Services received from and provided to Group entities

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS AG provides services to Group entities mainly relating to real estate and selected other Corporate Center – Services functions.  Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense, Net trading income or General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Notes 5 and 7 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

→   Refer to Note 21 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 26 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2017 for more information

After the transfer of shared services functions to UBS Business Solutions AG as further outlined in Note 2b, UBS AG ceased to make direct contributions to the respective pension plans for transferred employees. Instead, UBS AG receives a service charge from the Group service companies including their respective pension costs, which is recognized as General and administrative expenses.

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Article 1156 in conjunction with Article 652a of the Swiss Code of Obligations, including an income statement, a balance sheet and a note on the basis of accounting.

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

b) Changes in accounting policies and / or comparability

Presentation of interest income and expense on derivatives designated as hedging instruments

Effective 1 January 2017, UBS AG refined the presentation of interest income and interest expense on derivatives designated as hedging instruments in effective hedge relationships to align the presentation with interest arising from designated hedged items. As a result, Interest and discount income and Interest expense for the year ended 31 December 2017 were each CHF 530 million lower, with no change to Net interest income. Prior-period information has not been restated.

Transfers of shared services functions to UBS Business Solutions AG and UBS Business Solutions US LLC

The comparative figures presented as of and for the year ended 31 December 2016 include the financial effect of shared services functions in Switzerland, the UK and the US. These functions were substantially transferred to Group service companies in 2017. The transfer in Switzerland to UBS Business Solutions AG, the main Group service company and a wholly owned subsidiary of UBS Group AG, was executed in the second quarter of 2017. For UK shared services, a similar transfer to the UK branch of UBS Business Solutions AG was completed in the fourth quarter of 2017. In the second quarter of 2017, UBS also completed the transfer of the shared services functions in the US, which started in 2016, to its US service company, UBS Business Solutions US LLC, a wholly owned subsidiary of UBS Americas Holding LLC.

The transfer in Switzerland was carried out in three steps: a transfer of the respective business from UBS AG to an interim shared services subsidiary of UBS AG in accordance with article 69ff. of the Swiss Federal Act on Mergers, Demergers, Transformations and Transfers of Assets and Liabilities (Merger Act), followed by a distribution of the shares in this interim shared services subsidiary from UBS AG to UBS Group AG through a dividend in kind, and the merger of the subsidiary with the previously established UBS Business Solutions AG.

The transfer resulted in a CHF 250 million reduction of net assets and of the capital contribution reserve.

The transferred functions include Group Technology, Group Operations, Group Corporate Services and most other shared services functions. As a consequence, UBS AG no longer incurs the respective direct costs, no longer charges other Group entities for underlying services and no longer earns a related markup, but rather receives a charge including a markup from a service company for its own consumption of services provided by the service companies. UBS AG retained the vast majority of its real estate portfolio and selected other Corporate Center – Services functions and continues to charge other Group entities for services provided to them, earning a markup.

The new shared services model resulted in a net profit reduction for UBS AG of approximately CHF 0.2 billion in the year 2017. This amount includes net decreases in Other income from ordinary activities of CHF 1.9 billion, Personnel expenses of CHF 1.3 billion, General and administrative expenses of CHF 0.3 billion and Depreciation and impairment of property, equipment and software of CHF 0.1 billion.

The transfer in Switzerland resulted in a reduction in UBS AG’s share in the Swiss pension plan surplus of CHF 2.4 billion in the year 2017.

→   Refer to Notes 6 and 21 for more information

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.17	31.12.16
Investment Bank	3,311	3,203
of which: Corporate Client Solutions	539	(2)
of which: Investor Client Services	2,772	3,205
Other business divisions and Corporate Center	(120)	727
Total net trading income	3,192	3,930

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.17	31.12.16
Interest rate instruments (including funds)	286	939
Foreign exchange instruments	559	1,208
Equity instruments (including funds)	2,045	1,797
Credit instruments	233	(44)
Precious metals / commodities	69	31
Total net trading income	3,192	3,930
of which: net gains / (losses) from financial liabilities designated at fair value[1]	(3,971)	(1,416)

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Dividend income from investments in subsidiaries

UBS AG received dividends from UBS Switzerland AG of CHF 191 million in 2017 and CHF 2,000 million in 2016, resulting in a decrease in the total Dividend income from investments in subsidiaries and other participations.

Note 5  Sundry ordinary income and expenses

	For the year ended
CHF million	31.12.17	31.12.16
Income from hard cost transfers[1]	2,600	4,699
Other	90	41
Total sundry ordinary income	2,690	4,740
Expenses from hard revenue transfers	(373)	(440)
Other[2]	(112)	(98)
Total sundry ordinary expenses	(485)	(539)

1 Represents income received from UBS Group AG and subsidiaries in the UBS Group for services provided by UBS AG. Services provided by UBS AG primarily related to Corporate Center functions. The decrease mainly arose as UBS AG is no longer charging other Group entities for the shared services functions that were transferred in 2017. Refer to Note 2b for more information.    2 Following a change in the business model related to certain credit facilities within the commercial lending business in 2017, certain loans and loan commitments were reclassified into held for trading measured at fair value. Upon reclassification, a loss of CHF 81 million was recognized in Sundry ordinary expenses, partly offset by a gain of CHF 30 million, which was recognized in Gross interest income (CHF 8 million), Credit loss recovery (CHF 20 million) and Sundry ordinary income (CHF 2 million).

UBS AG standalone financial statements (audited)

Note 6  Personnel expenses

	For the year ended
CHF million	31.12.17	31.12.16
Salaries	2,078	2,901
Variable compensation – performance awards	1,401	1,448
Variable compensation – other	90	164
Contractors	202	331
Social security	267	314
Pension and other post-employment benefit plans	(81)	966
of which: value adjustments for economic benefits or obligations from pension funds[1]	(298)	620
Other personnel expenses	170	227
Total personnel expenses[2]	4,128	6,350

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.    2 The decrease is partly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG and UBS Business Solutions US LLC. Refer to Note 2b for more information.

Note 7  General and administrative expenses

	For the year ended
CHF million	31.12.17	31.12.16
Occupancy	524	589
Rent and maintenance of IT equipment	205	384
Communication and market data services	213	313
Administration	2,255	1,334
of which: hard cost transfers paid[1]	1,954	929
Marketing and public relations	118	231
Travel and entertainment	132	167
Fees to audit firms	32	44
of which: financial and regulatory audits	26	41
of which: audit-related services	6	2
of which: tax and other services	0	1
Other professional fees	436	584
Outsourcing of IT and other services	638	1,427
Total general and administrative expenses[2]	4,553	5,073

1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS AG.    2 The increase in hard cost transfers paid and the decrease in direct costs are mainly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG and UBS Business Solutions US LLC. Refer to Note 2b for more information.

Note 8  Extraordinary income and expenses

	For the year ended
CHF million	31.12.17	31.12.16
Gains from disposals of subsidiaries and other participations	194	78
Reversal of impairments and provisions of subsidiaries and other participations	181	1,415
Net gains from disposals of properties	0	121
Other extraordinary income	6	23
Total extraordinary income	382	1,637
Total extraordinary expenses	4	2

In 2017, UBS recorded a gain of CHF 107 million on the sale of its remaining investment in IHS Markit, recognized within Extraordinary income. Also in 2017, UBS completed the sale of a life insurance subsidiary, which resulted in a gain of CHF 57 million for UBS AG, recognized within Extraordinary income.

In 2016, UBS AG contributed the majority of its non-US participations conducting Asset Management businesses into UBS Asset Management AG, a direct subsidiary of UBS AG. The contribution was made at the aggregate cost value of the transferred investments of CHF 1.5 billion. This resulted in a gain of CHF 1.1 billion, recognized within Extraordinary income, as impairment losses recorded in previous years on some of these investments were reversed.

Also in 2016, UBS AG’s direct Wealth Management subsidiaries UBS (Italia) SpA, UBS (Luxembourg) S.A. (including its branches in Austria, Denmark and Sweden), UBS Bank S.A. (Madrid) and UBS Bank (Netherlands) B.V. were merged into UBS Deutschland AG, which was renamed to UBS Europe SE and is headquartered in Frankfurt, Germany. The merger resulted in the recognition of a gain of CHF 0.3 billion, recognized within Extraordinary income, as certain impairment losses recorded in previous years were reversed.

Note 9  Taxes

	For the year ended
CHF million	31.12.17	31.12.16
Income tax expense / (benefit)	(118)	118
of which: current	(148)	109
of which: deferred	29	9
Capital tax	48	32
Total tax expense / (benefit)	(70)	150

There was an income tax benefit of CHF 118 million for the year ended 31 December 2017, as compared to an income tax expense of CHF 118 million for the year ended 31 December 2016. The income tax benefit for the year ended 31 December 2017 reflected a benefit of CHF 150 million (2016: CHF 256 million) from the utilization of tax losses carried forward in UBS AG’s main tax jurisdictions and also a benefit of CHF 244 million (2016: nil) as compensation received from other Group companies in respect of tax losses that were utilized by those companies.

For the year ended 31 December 2017, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was negative 14.9% (2016: positive 3.5%).

UBS AG standalone financial statements (audited)

Note 10  Securities financing transactions

CHF billion	31.12.17	31.12.16

On-balance sheet
Receivables from securities financing transactions, gross	112.7	109.3
Netting of securities financing transactions	(51.4)	(49.5)
Receivables from securities financing transactions, net	61.4	59.8
Payables from securities financing transactions, gross	99.7	79.8
Netting of securities financing transactions	(51.4)	(49.5)
Payables from securities financing transactions, net	48.3	30.3
Assets pledged as collateral in connection with securities financing transactions	58.2	39.9
of which: trading portfolio assets	57.6	39.1
of which: assets that may be sold or repledged by counterparties	56.7	38.4
of which: financial assets available for sale	0.5	0.8
of which: assets that may be sold or repledged by counterparties	0.5	0.8

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	287.0	257.1
of which: repledged	214.6	199.4
of which: sold in connection with short sale transactions	24.4	15.5

Note 11a  Collateral for loans and off-balance sheet transactions

	31.12.17					31.12.16
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	0	89,630	171	39,931[4]	129,731	4	60,922	224	42,811[4]	103,961
Mortgage loans, gross	4,859	0	0	0	4,859	4,314	0	0	0	4,314
of which: residential mortgages	4,767				4,767	4,225				4,225
of which: office and business premises mortgages	33				33	36				36
of which: industrial premises mortgages	28				28	30				30
of which: other mortgages	31				31	23				23
Total on-balance sheet, gross	4,859	89,630	171	39,931	134,590	4,319	60,922	224	42,811	108,275
Allowances	(6)	(26)	0	(156)	(188)	(2)	(20)	0	(62)	(83)
Total on-balance sheet, net	4,853	89,603	171	39,775	134,402	4,317	60,902	224	42,749	108,192

Off-balance sheet
Contingent liabilities, gross	12	1,917	1,880	18,006	21,815	0	2,219	1,993	21,183	25,395
Irrevocable commitments, gross	367	10,369	1,920	20,845	33,500	342	12,301	5,516	29,114	47,273
Forward starting reverse repurchase and securities borrowing transactions	0	7,603	0	234	7,837	0	7,196	0	78	7,274
Liabilities for calls on shares and other equities	0	0	0	5	5	0	0	0	5	5
Total off-balance sheet	379	19,889	3,800	39,089	63,158	342	21,716	7,509	50,380	79,946

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries.

Note 11b  Impaired financial instruments

	31.12.17				31.12.16
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	261	187	63	10	157	81	0	76
Mortgage loans	2	1	1	0	5	2	3	0
Other assets[1]	350	17	0	333	334	15	0	319
Guarantees and loan commitments	28	0	0	28	24	13	0	11
Total impaired financial instruments	641	205	64	371	520	111	3	406
1 Effective in 2017 impaired exposures and associated allowances within Other assets have been included in the table.

Note 12a  Allowances

CHF million	Balance as of 31.12.16	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.17
Specific allowances for amounts due from customers and mortgage loans	78	164	(31)	(34)	13	0	(2)	188
Collective allowances	5	0	(5)	0	0	0	0	0
Allowances for other assets	0	8	(9)	0	0	18	0	17
Total allowances	83	172	(45)	(34)	13	18	(2)	205

Note 12b  Provisions

CHF million	Balance as of 31.12.16	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Reclassifications / other	Foreign currency translation	Balance as of 31.12.17
Default risk related to loan commitments and guarantees	13	9	(21)	0	0	(1)	0
Operational risks	15	2	(2)	(1)	0	(1)	13
Litigation, regulatory and similar matters[1]	1,096	316	(79)	(527)	0	1	807
Restructuring	178	56	(38)	(115)	(16)	(5)	61
Real estate[2]	77	3	(1)	(7)	3	0	75
Employee benefits	50	5	(10)	0	(14)	1	31
Deferred taxes	18	25	0	0	0	0	44
Other	54	23	(12)	(7)	8	0	66
Total provisions	1,501	438	(162)	(657)	(19)	(5)	1,097

1 Includes provisions for litigation resulting from security risks.    2 Includes provisions for onerous lease contracts of CHF 12 million as of 31 December 2017 (31 December 2016: CHF 16 million) and reinstatement cost provisions for leasehold improvements of CHF 63 million as of 31 December 2017 (31 December 2016: CHF 61 million).

UBS AG standalone financial statements (audited)

Note 13  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.17	31.12.16

Assets
Trading portfolio assets	104,649	74,282
of which: debt instruments[1]	18,750	16,073
of which: listed	13,331	11,840
of which: equity instruments	82,963	55,304
of which: precious metals and other physical commodities	2,936	2,905
Total assets measured at fair value	104,649	74,282
of which: fair value derived using a valuation model	12,590	11,159
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	11,327	10,249

Liabilities
Trading portfolio liabilities	24,358	15,535
of which: debt instruments[1]	4,773	3,884
of which: listed	4,498	3,540
of which: equity instruments	19,585	11,651
Financial liabilities designated at fair value[3]	51,171	51,806
Total liabilities measured at fair value	75,529	67,341
of which: fair value derived using a valuation model	53,880	53,974

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 19 for more information.

Note 14  Derivative instruments

	31.12.17			31.12.16
CHF billion	PRV[2]	NRV[3]	Total notional values	PRV[2]	NRV[3]	Total notional values
Interest rate contracts
Forwards[1]	0.2	0.3	2,357	0.1	0.2	2,283
Swaps	36.9	29.5	8,520	47.3	39.8	8,222
of which: designated in hedge accounting relationships	0.1	0.0	96	0.2	0.0	96[4]
Futures	0.0	0.0	449	0.0	0.0	319
Over-the-counter (OTC) options	8.5	9.8	1,106	12.5	13.9	959
Exchange-traded options	0.0	0.0	212	0.0	0.0	146
Total	45.6	39.7	12,645	59.9	54.0	11,928
Foreign exchange contracts
Forwards	17.2	17.9	1,371	21.7	19.0	1,365
Interest and currency swaps	23.9	22.1	2,417	43.3	42.4	2,393
Futures	0.0	0.0	0	0.0	0.0	6
Over-the-counter (OTC) options	6.2	5.8	825	11.1	11.0	1,045
Exchange-traded options	0.0	0.1	10	0.0	0.1	9
Total	47.3	45.9	4,624	76.2	72.5	4,818
Equity / index contracts
Forwards	0.1	0.1	19	0.1	0.1	14
Swaps	3.9	5.6	169	4.5	5.6	147
Futures	0.0	0.0	42	0.0	0.0	28
Over-the-counter (OTC) options	5.8	8.2	220	3.8	5.8	149
Exchange-traded options	7.4	7.4	488	6.1	7.0	299
Total	17.3	21.2	938	14.4	18.4	637
Credit derivative contracts
Credit default swaps	2.5	2.8	181	3.7	3.8	251
Total return swaps	0.2	0.9	7	0.2	0.9	10
Other	0.0	0.0	4	0.0	0.0	3
Total	2.7	3.7	192	3.9	4.8	264
Commodity, precious metals and other contracts
Forwards	0.1	0.1	7	0.3	0.2	8
Swaps	0.2	0.4	22	0.4	0.5	24
Futures	0.0	0.0	8	0.0	0.0	9
Over-the-counter (OTC) options	0.3	0.1	19	0.5	0.2	24
Exchange-traded options	0.6	0.5	23	0.7	0.7	19
Total	1.2	1.0	79	1.9	1.7	84
Total before netting	114.1	111.5	18,477	156.4	151.3	17,732
of which: trading derivatives	114.0	111.5		156.2	151.3
of which: fair value derived using a valuation model	113.6	111.2		155.9	150.8
of which: derivatives designated in hedge accounting relationships	0.1	0.0		0.2	0.0
of which: fair value derived using a valuation model	0.1	0.0		0.2	0.0
Netting with cash collateral payables / receivables	(15.7)	(9.7)		(19.5)	(11.5)
Replacement value netting	(83.5)	(83.5)		(115.9)	(115.9)
Total after netting	14.8	18.3		21.0	23.9
of which: with central clearing counterparties	0.0	0.2		0.0	0.2
of which: with bank and broker-dealer counterparties	5.5	6.4		7.7	8.6
of which: other client counterparties	9.2	11.7		13.2	15.0

1 Includes forward rate agreements.   2 PRV: positive replacement values.   3 NRV: negative replacement values.    4 The comparative period information for notional values of interest rate swaps designated in hedge accounting relationships has been corrected.

UBS AG standalone financial statements (audited)

Note 15a  Financial investments by instrument type

	31.12.17		31.12.16
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	24,221	24,220	34,427	34,463
of which: held to maturity	950	942	527	527
of which: available for sale	23,270	23,278	33,900	33,936
Equity instruments	188	212	233	244
of which: qualified participations[1]	51	56	82	84
Property	8	8	8	8
Total financial investments	24,417	24,440	34,669	34,715
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	22,969	22,994	33,326	33,360

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2  Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 15b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.17	31.12.16
Internal UBS rating[1]
0–1	17,345	27,607
2–3	6,875	6,817
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	1	4
Total financial investments	24,221	34,427
1 Refer to Note 18 for more information.

Note 16a  Other assets

CHF million	31.12.17	31.12.16
Settlement and clearing accounts	78	136
VAT and other indirect tax receivables	152	182
Bail deposit[1]	1,325	1,202
Other	2,693	1,775
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	1,731	1,284
Total other assets	4,248	3,295
1 Refer to item 1 in Note 20b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2017 for more information.

Note 16b  Other liabilities

CHF million	31.12.17	31.12.16
Deferral position for hedging instruments	208	1,259
Settlement and clearing accounts	500	247
Net defined benefit liabilities	418	697
VAT and other indirect tax payables	72	126
Other	2,360	1,785
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	1,910	1,521
Total other liabilities	3,558	4,113

Note 17  Pledged assets

As of 31 December 2017, assets pledged by UBS AG were entirely comprised of securities with a carrying value of CHF 2,407 million (31 December 2016: CHF 1,809 million) with a related effective commitment of CHF 158 million (31 December 2016: CHF 160 million). These assets were primarily pledged for derivative transactions and exclude assets pledged for securities financing transactions. They also exclude assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes that together amounted to CHF 2.7 billion as of 31 December 2017 (31 December 2016: CHF 1.8 billion).

→   Refer to Note 10 for more information on securities financing transactions

Note 18  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheets assets.

→   Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2017 for more information

						31.12.17		31.12.16
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	207,595	44	204,113	46
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	143,320	30	127,349	29
	3		A1 to A3	A+ to A–	A+ to AA–	48,947	10	38,915	9
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	15,411	3	13,810	3
	5		Baa3	BBB–	BBB–	5,070	1	4,477	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,536	0	1,308	0
	7		Ba2	BB	BB	2,005	0	1,241	0
	8		Ba3	BB–	BB–	48	0	61	0
	9		B1	B+	B+	872	0	192	0
Very high risk	10		B2	B	B	976	0	1,065	0
	11		B3	B–	B–	349	0	156	0
	12		Caa	CCC	CCC	146	0	361	0
	13		Ca to C	CC to C	CC to C	110	0	121	0
Distressed	Default	Defaulted	D	D	D	1	0	6	0
Subtotal						426,387	89	393,175	89
Switzerland						50,590	11	46,301	11
Total assets						476,977	100	439,476	100

UBS AG standalone financial statements (audited)

Note 19  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

CHF million	31.12.17	31.12.16
Fixed-rate bonds with structured features	2,875	1,778
Structured debt instruments issued:
Equity-linked	34,189	29,648
Rates-linked	5,689	10,013
Credit-linked	1,642	2,444
Commodities-linked[1]	1,986	1,949
FX-linked	431	826
Structured over-the-counter (OTC) debt instruments	4,359	5,149
Total financial liabilities designated at fair value	51,171	51,806
1 Includes precious metals-linked debt instruments issued.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2017, the total carrying value of the host instruments was CHF 3,932 million (31 December 2016: CHF 5,197 million) and the total carrying value of the bifurcated embedded derivatives was positive CHF 68 million (31 December 2016: positive CHF 116 million).

Note 20a  Share capital

UBS AG shares

UBS AG’s share capital consists of fully paid up registered issued shares with a par value of CHF 0.10, which entitle the holder to one vote at the UBS AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG's shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2017, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2016). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2017, 516,200,312 registered shares with a par value of CHF 0.10 each were available to be issued out of conditional capital (unchanged from 31 December 2016).

During 2017 and 2016, there were no new share issuances out of conditional capital.

Non-cash dividend

With the transfer of shared services functions in Switzerland, UBS AG transferred its participation in a service center subsidiary to UBS Group AG in June 2017 by way of distribution of a dividend in kind, which resulted in a CHF 250 million reduction in the capital contribution reserve.

→   Refer to Note 2b for more information on the transfer of shared services functions

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to CHF 193 million as of 31 December 2017 (unchanged from 31 December 2016).

Note 20b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2017 or as of 31 December 2016. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

→   Refer to Note 23 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2017 for more information on significant shareholders of UBS Group AG

	31.12.17		31.12.16
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	43	11	36	9
DTC (Cede & Co.), New York[1]	26	7	26	7
Nortrust Nominees Ltd., London	16	4	15	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS AG standalone financial statements (audited)

Note 21  Swiss pension plan and non-Swiss defined benefit plans

a) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans[1]
CHF million	31.12.17	31.12.16
Provision for Swiss pension plan	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[2]	418	697
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	418	697
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	15	220
UBS derivative financial instruments held by Swiss pension fund	5	47
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	438	964

1 Decrease from 31 December 2016 to 31 December 2017 related to Swiss pension plan was partly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG. Refer to Note 2b for more information.   2 As of 31 December 2017, CHF 268 million related to the UK defined benefit pension plan and CHF 26 million related to the UK post-employment medical insurance plan. As of 31 December 2016, CHF 529 million related to the UK defined benefit pension plan and CHF 26 million related to the UK post-employment medical insurance plan.

b) Swiss pension plan[1]
	As of or for the year ended
CHF million	31.12.17	31.12.16
Pension plan surplus[2]	786	2,508
Economic benefit / (obligation) of UBS AG	0	0
Change in economic benefit / obligation recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	90	216
Performance awards-related employer contributions accrued	12	21
Total pension expense recognized in the income statement within Personnel expenses	102	238

1 Decrease from 31 December 2016 to 31 December 2017 related to Swiss pension plan was partly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG. Refer to Note 2b for more information.   2 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2017 and 31 December 2016.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its UK and other non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for UK and other non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

→   Refer to Note 2 for more information

→   Refer to Note 26 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2017 for more information on non-Swiss defined benefit plans in accordance with IAS 19

The Swiss pension plan had no employer contribution reserve as of both 31 December 2017 and 31 December 2016.

Note 22  Share-based compensation

Expenses for awards under employee share, option, notional fund and deferred cash compensation plans granted to UBS AG employees are generally charged by UBS Group AG to UBS AG. Obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, are held by the relevant employing and / or sponsoring subsidiaries, such as UBS AG.

→   Refer to Note 27 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2017 for more information

Note 23  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.17		31.12.16
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	1,797	10,819	522	8,536
of which: due from / to customers	1,793	10,145	505	7,865
Subsidiaries	92,527	72,202	94,171	59,553
of which: due from / to banks	36,940	24,472	36,151	25,256
of which: due from / to customers	32,654	1,860	33,994	2,272
of which: receivables / payables from securities financing transactions	17,486	41,186	19,029	25,114
Affiliated entities[2]	422	28,508	121	17,476
of which: due from / to customers	307	27,730	108	17,291
Members of governing bodies[3]	41		41
External auditors		10		11
Other related parties	13		8

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS AG.

As of 31 December 2017, off-balance sheet positions related to subsidiaries amounted to CHF 21.1 billion (31 December 2016: CHF 24.8 billion), of which CHF 14.0 billion were guarantees to third parties (31 December 2016: CHF 17.5 billion) and CHF 5.6 billion were loan commitments (31 December 2016: CHF 4.5 billion).

Note 24  Fiduciary transactions

CHF million	31.12.17	31.12.16
Fiduciary deposits	205	349
of which: placed with third-party banks	205	349
of which: placed with subsidiaries and affiliated entities	0	0
Total fiduciary transactions	205	349

Fiduciary transactions encompass transactions entered into or granted by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

UBS AG standalone financial statements (audited)

Note 25a  Invested assets and net new money

	For the year ended
CHF billion	31.12.17	31.12.16
Fund assets managed	23	12
Discretionary assets	198	168
Other invested assets	409	329
Total invested assets	630	509
of which: double counts	5	3
Net new money	46	17

Note 25b  Development of invested assets

	For the year ended
CHF billion	31.12.17	31.12.16
Total invested assets at the beginning of the year[1]	509	488
Net new money	46	17
Market movements[2]	84	17
Foreign currency translation	(9)	0
Other effects	(1)	(13)
of which: acquisitions / (divestments)	0	(12)
Total invested assets at the end of the year[1]	630	509
1 Includes double counts. 2 Includes interest and dividend income.

→   Refer to Note 33 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2017 for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS AG, Zurich and Basel

Basel, 8 March 2018

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 1 to 22), for the year ended 31 December 2017.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2017 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

UBS AG standalone financial statements (audited)

EY
Building a better working world

Page 2

We have fulfilled the responsibilities described in the *Auditor's responsibilities* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Legal provision & contingencies

Area of focus	We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and other contingent liabilities. Overall, the legal provision should represent the best estimate of UBS AG for existing legal matters that have a probable and estimable impact on the financial position of UBS AG. See note 12b to the UBS AG financial statements on page 13.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the legal provision and contingencies process at UBS AG. We assessed the methodologies on which the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We read the legal analyses that support the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to corroborate the information provided by UBS AG and followed up directly with external counsel as deemed necessary. We also assessed the disclosure in the UBS AG financial statements (within note 12b).

Valuation of investments in subsidiaries and other participations

Area of focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests. See note 2 to the financial statements on page 6.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations at UBS AG. We tested a sample of the valuation models and the inputs used in those models.

EY
Building a better working world

Page 3

Valuation of complex or illiquid trading portfolio assets and liabilities, financial assets and liabilities and derivative financial instruments held at fair value

Area of focus

We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial assets and liabilities with significant unobservable inputs.

We have continued to focus on market developments in fair value methodologies and specifically on the bank's higher estimation uncertainty ("HEU") products, Credit Valuation Adjustment ("CVA") and Funding Valuation Adjustment ("FVA").

See notes 13 and 14 to the UBS AG financial statements on pages 14 and 15.

Our audit response

We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes of UBS AG, including controls over market data inputs into valuation models, model governance, and valuation adjustments.

We tested a sample of the valuation models and the inputs used in those models, using a variety of techniques, including comparing inputs to available market data.

We selected a sample of positions and independently determined estimated values and compared the values to those recorded by UBS AG.

In addition, we evaluated the methodology and inputs used by UBS AG in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities.

We also assessed the disclosure in the UBS AG financial statements (within notes 13 and 14).

IT Controls relevant to financial reporting

Area of focus

We focused on this area because UBS AG is highly dependent on its IT systems for business processes and financial reporting. UBS AG continues to invest in its IT systems to meet client needs and business requirements including the effectiveness of its logical access and change management IT controls.

Our audit response

In assessing the reliability of electronic data processing, we included specialized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting including evaluation of the design and testing of the operating effectiveness of key IT general controls and IT automated controls.

Our audit procedures related to logical access included testing of user access management, privileged user access, periodic access right recertifications and user authentication controls.

UBS AG standalone financial statements (audited)

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

UBS AG standalone regulatory information

Swiss SRB going concern requirements and information

UBS AG standalone is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

The FINMA decree issued in 2017 newly establishes the measure of total going concern capital for UBS AG. Common equity tier 1 (CET1) and high-trigger additional tier 1 capital instruments are eligible as going concern capital, and low-trigger tier 2 capital instruments remain eligible until the earlier of
(i) their maturity or the first call date or (ii) 31 December 2019.

Capital requirements based on risk-weighted assets (RWA) and leverage ratio denominator (LRD) are the same under both the phase-in and fully applied rules. The capital requirements based on RWA include a minimum CET1 capital requirement of 10% plus the effects from countercyclical buffers (CCBs), and a total going concern capital requirement of 14.3% plus the effects from CCBs. The capital requirements based on LRD include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%. Compared with the requirements set by the December 2013 FINMA decree, the total capital requirement increased 0.3 percentage points and the total leverage ratio requirement increased 1.6 percentage points. Additionally, for direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the new FINMA decree abolishes the threshold deduction approach by introducing a risk-weighting approach, with a phase-in period until 1 January 2028. Starting 1 July 2017, these investments have been risk-weighted at 200%. As of 1 January 2019, the risk weights will gradually be raised by 5 percentage points per year for Swiss-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

More information on this change is provided in “Section 2 UBS AG standalone” of the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Swiss SRB going concern requirements and information

Swiss SRB going concern requirements and information
As of 31.12.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB after transition (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %¹		in %¹		in %		in %
Common equity tier 1 capital	10.02	27,809	3.50	20,990	10.02	36,610	3.50	20,984
of which: minimum capital	4.50	12,489	1.50	8,996	4.50	16,441	1.50	8,993
of which: buffer capital	5.50	15,264	2.00	11,995	5.50	20,095	2.00	11,991
of which: countercyclical buffer²	0.02	56			0.02	74
Maximum additional tier 1 capital	4.30	11,934	1.50	8,996	4.30	15,711	1.50	8,993
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	9,714	1.50	8,996	3.50	12,788	1.50	8,993
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,220			0.80	2,923
Total going concern capital	14.32³	39,743	5.00³	29,986	14.32³	52,320	5.00³	29,977

Eligible going concern capital
Common equity tier 1 capital	17.43	48,374	8.07	48,374	13.19	48,178	8.04	48,178
High-trigger loss-absorbing additional tier 1 capital⁴	4.16	11,540	1.92	11,540	1.00	3,666	0.61	3,666
of which: high-trigger loss-absorbing additional tier 1 capital	1.32	3,666	0.61	3,666	1.00	3,666	0.61	3,666
of which: low-trigger loss-absorbing tier 2 capital	2.84	7,874	1.31	7,874
Total going concern capital	21.59	59,914	9.99	59,914	14.19	51,845	8.65	51,845

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		277,529				365,362
Leverage ratio denominator				599,727				599,532

1 By FINMA decree, requirements on a phase-in basis exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 12% plus the effect of countercyclical buffer (CCB) requirements of 0.02%, of which 9% plus the effect of CCB requirements of 0.02% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 3.5%, of which 2.6% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 31 December 2017 include CCB requirements of 0.02% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

UBS AG standalone regulatory information

Current and former Swiss SRB going concern information¹
	Swiss SRB, including transitional arrangements (phase-in)	Swiss SRB after transition (fully applied)	Former Swiss SRB (phase-in)
CHF million, except where indicated	31.12.17	31.12.17	31.12.16

Going concern capital
Common equity tier 1 capital	48,374	48,178	51,331
Deductions from common equity tier 1 capital			(17,348)
Total common equity tier 1 capital	48,374	48,178	33,983
High-trigger loss-absorbing additional tier 1 capital	3,666	3,666	3,919
Low-trigger loss-absorbing additional tier 1 capital²			1,071
Deductions from high- and low-trigger loss-absorbing additional tier 1 capital			(4,990)
Total loss-absorbing additional tier 1 capital	3,666	3,666	0
Total tier 1 capital	52,040	51,845	33,983
Low-trigger loss-absorbing tier 2 capital³	7,874		10,402
Non-Basel III-compliant tier 2 capital⁴			1,340
Deductions from tier 2 capital			(11,742)
Total tier 2 capital	7,874		0
Total going concern capital	59,914	51,845
Total capital			33,983

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	277,529	365,362	232,422
of which: direct and indirect investments in Swiss-domiciled subsidiaries⁵	28,595	35,744
of which: direct and indirect investments in foreign-domiciled subsidiaries⁵	80,684	161,368
Leverage ratio denominator	599,727	599,532	561,979

Capital ratios (%)
Tier 1 capital ratio			14.6
Total capital ratio			14.6
Total going concern capital ratio	21.6	14.2
of which: CET1 capital ratio	17.4	13.2	14.6

Leverage ratios (%)
Tier 1 leverage ratio			6.0
Total leverage ratio			6.0
Total going concern leverage ratio	10.0	8.6
of which: CET1 leverage ratio	8.1	8.0	6.0

1 The term “Going concern capital” is used in this table in reference to the information presented under the current Swiss SRB framework only and does not apply to the information presented under the former Swiss SRB framework.    2 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore does not qualify as going concern capital.    3 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    4 Non-Basel III-compliant tier 2 capital instruments do not qualify as going concern capital.    5 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries is CHF 14,298 million, and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries is CHF 40,342 million, currently risk weighted at 200%. Risk weights are gradually increased by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments starting 1 January 2019 until the fully applied risk weights of 250% and 400%, respectively, are applied.

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.17	31.12.16
Equity – Swiss banking law¹	49.9	51.5
Deferred tax assets	0.5	1.2
Valuation differences for investments in subsidiaries	1.8	1.7
Deductions for investments in the finance sector		(17.3)
Goodwill and intangible assets	(0.4)	(0.4)
Accruals for proposed dividends to shareholders	(3.1)	(2.3)
Other	(0.4)	(0.5)
Common equity tier 1 capital (phase-in)	48.4	34.0
1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

Leverage ratio information

Swiss SRB leverage ratio denominator
	Swiss SRB, including transitional arrangements (phase-in)	Swiss SRB after transition (fully applied)	Former Swiss SRB (phase-in)
CHF billion	31.12.17	31.12.17	31.12.16

Leverage ratio denominator
Swiss GAAP total assets	477.0	477.0	439.5
Difference between Swiss GAAP and IFRS total assets	112.6	112.6	151.3
Less: derivative exposures and SFTs¹	(216.0)	(216.0)	(248.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	373.6	373.6	342.5
Derivative exposures	94.6	94.6	98.5
Securities financing transactions	101.8	101.8	93.5
Off-balance sheet items	31.6	31.6	40.7
Items deducted from Swiss SRB tier 1 capital	(1.7)	(1.9)	(13.2)
Total exposures (leverage ratio denominator)	599.7	599.5	562.0

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.17	30.9.17	30.6.17	31.3.17	31.12.16
Total tier 1 capital	53,223	54,363	34,891	33,632	33,983
Total exposures (leverage ratio denominator)	599,727	597,002	566,091	577,990	561,979
BCBS Basel III leverage ratio (%)	8.9	9.1	6.2	5.8	6.0

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 4Q17²	Average 4Q16²
High-quality liquid assets	87	98
Total net cash outflows	66	76
of which: cash outflows	188	188
of which: cash inflows	123	112
Liquidity coverage ratio (%)	132	129

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 63 data points in the fourth quarter of 2017. The fourth quarter of 2016 is based on a three-month average.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2017 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

Zurich, 9 March 2018

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1) on Form F-3 (Registration Number 333-204908), and each related prospectus currently outstanding under such registration statement,
(2) on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and each related prospectus currently outstanding under any of the aforementioned registration statements,
(3) the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),
(4) the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and
(5) the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 8 March 2018, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2017 included in this Report of Foreign Private Issuer (Form 6-K) dated March 9, 2018, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue
Marie-Laure Delarue
Licensed Audit Expert

/s/ Ira S. Fitlin
Ira S. Fitlin
Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 9, 2018